May 9, 2013

Mark P. Shuman
Branch Chief – Legal
US Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

RE:	Research Frontiers Incorporated
Form 10-K FYE December 31, 2012
Filed March 12, 2013
File No. 000-14893

Dear Mr. Shuman:

We have reviewed your comment letter dated April 29, 2013. Please find our response as follows to the questions raised in your letter:

1. SEC Comment:

You disclose that the aggregate market value of your common equity held by affiliates as of the last business day of the second quarter of 2012 was approximately $55.6 million. In your response letter, please tell us whether you will indicate on the cover page of your 10-Q for the period ended March 31, 2013 that you are a smaller reporting company. See paragraph (3)(i) of the smaller reporting company definition in Rule 12b-2 as well as paragraph (a)(iv) of the accelerated filer definition in that rule.

Research Frontiers Reply:

In our 10-K we stated that the aggregate market value of our common stock held by non-affiliates as of the last business day of the second quarter of 2012 was approximately $55.6 million. As an accelerated filer, it is our understanding that the rules require us to maintain that status unless our public float falls below $50 million as of the last day of the most recently completed second fiscal quarter. As the aggregate market value of our common stock held by non-affiliates as of the last business day of the second quarter of 2012 did not fall below $50 million, we do not believe our filing status changed. Furthermore, the aggregate market value of our common stock held by non-affiliates has risen since the end of the second quarter of 2012 to approximately $77.6 million as of March 31, 2013, and we will not be indicating on the cover page of our March 31, 2013 10-Q that we are a smaller reporting company.

2. SEC Comment:

Identify the customer that accounted for 62% of your license revenue during 2012. See Item 101(b)(2)(vii) of Regulation S-K. Tell us whether you have filed the license agreement with this customer as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. To the extent you have not filed this agreement, it appears that your business is “substantially dependent” upon that contract, and that paragraph (b)(10)(ii)(B) requires that it be filed. Finally, describe the material rights and obligations of agreements with this customer and discuss the relationship with the customer.

Research Frontiers Reply:

Our licensee Pilkington, a business unit of Nippon Sheet Glass, accounted for 62% of our revenues in 2012. The Pilkington license agreement was signed in September 2009 and a redacted version of this agreement was filed in a Form 8-K submission with the SEC on September 15, 2009. In addition, the terms of our license agreements are described in the section of the 10-K entitled "Licensees of Research Frontiers".

Pilkington royalties to us increased substantially with the introduction of our technology on Mercedes SLK and SL vehicles. The royalties from this licensee will fluctuate based on the market demand for our technology on these vehicles. In addition, we expect that Pilkington will represent a smaller percentage of our total royalties going forward as other licensees are awarded supply contracts for various vehicles. We do not plan to name specific licensee(s) associated with our revenues since doing so may put the Company or its licensees and their customers at a competitive disadvantage and also could reveal sensitive information to competitors. Also since our licensees in the automotive glass area are large and well-established companies, the Company does not believe that identifying which licensee accounts for these revenues would add meaningful information for investors.

3. SEC Comment:

On page 3 you state that some of your licensees consider the stage of development, product introduction strategies, time tables and other plans to be secrets which you can not disclose until such licensees or their customers make public announcements of such information. On page 21, you indicate that your licensees have directed you not to reveal aspects of their activities and that this limits your ability to disclose “certain information”. Please confirm to us your understanding that private arrangements with your licensees or others do not affect or limit your disclosure obligations under the Federal securities laws. In future filings revise language of the type referenced above accordingly.

Research Frontiers Reply:

We acknowledge that private arrangements with our licensees do not affect or limit our disclosure obligations under the federal securities laws and appropriate revisions in our future filings will be made.

4. SEC Comment:

You state on page F-13 of your Form 10-K that the 1,250,000 shares issued on October 3, 2012 were sold pursuant to an effective registration statement filed with the Commission. This statement, however, appears to be inconsistent with disclosure in your Form 8-K filed October 5, 2012 and the subsequent Form D filed October 15, 2012, both of which indicate that the shares were sold in a private placement pursuant to Regulation D. Given the disclosure in the Form 8-K and the Form D, please clarify whether the sales of securities described on page F-13 were unregistered. Also, to the extent any other unregistered sales of securities were made during the period covered by this report, disclose the information required by Item 701 of Regulation S-K for such sales. See Item 5 of Form 10-K.

Research Frontiers Reply:

The only sale of unregistered securities made by the Company were those securities issued on October 3, 2012. We disclosed that the shares issued in the October 3, 2012 offering were sold in a private placement pursuant to Regulation D in our Form 8-K filed October 5, 2012 and the subsequent Form D filed October 15, 2012. The shares issued in the October 3, 2012 offering were subsequently registered on Form S-3 (Reg. No. 33-184785) which was declared effective by the SEC on December 26, 2012. We reflected the registered status of the shares issued on October 3, 2012 offering on page F-13 in our Form 10-K which was filed after the Registration Statement related to such shares had been declared effective by the SEC.

5. SEC Comment:

You substantially rely on four customers that provided 78% of your revenues in 2012, including a customer that contributed 62% of your revenues for that year. Provide us with your analysis of whether the reliance on the largest customer and the concentrated group of customers presents material risks to you and your investors. If so, it appears that those business conditions and the resulting risks should be disclosed in a separately captioned risk factor.

Research Frontiers Reply:

Research Frontiers has over forty licensees (customers) of its technology. None of these license agreements are exclusive, and thus there are several licensees (or more) capable of selling products using our technology in each market area.

The Company’s technology has only started being mass produced in the automotive market since 2011. As such, the Company has only begun receiving meaningful royalty income from commercial products using its technology since this time. Pilkington was our first licensee to be awarded a contract to supply SPD-SmartGlass for mass produced vehicles made by Daimler. These vehicles include the SLK roadster which was introduced in late 2011 and the SL roadster which was introduced during 2012. As our first licensee to offer a mass produced product using our technology on these vehicles, Pilkington accounted for the largest percentage of our fee income in 2012.

We do not believe that we are materially dependent on any one licensee (i.e. customer) given our diverse universe of licensees serving each market area. Since we have multiple licensees serving the automotive market, we expect that other licensees will be awarded supply contracts for products using our technology at Daimler and at other automotive OEMs. In fact, several other licensees have recently been awarded OEM business for mass produced products using our SPD-SmartGlass technology, and as these products come on line as scheduled in 2013 and subsequent years, we expect that the percentage of our total revenues that Pilkington represents to become lower.

The Company will continue to measure the significance of its largest customers from a risk perspective and disclose any necessary risk factors in future filings, if deemed appropriate.

6. SEC Comment:

We note that you have not provided the graph required by Item 201(e) of Regulation S-K in your Form 10-K, and that it does not appear that you have disclosed the performance graph information in an annual report that satisfies the conditions of Instruction 7 to Item 201(e). Please advise us about your plans in this respect.

Research Frontiers Reply:

It is the Company’s understanding that the performance graph required by Item 201(e) of Regulation S-K is considered part of Part III of Form 10-K and thus is permitted to be incorporated by reference from our Proxy Statement. This performance graph was included in our definitive Proxy Statement dated April 30, 2013 which was filed with the SEC on April 30, 2013.

7. SEC Comment:

In subsequent filings, consider including an overview section that will provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your management is most focused for both the short and long term, as well as the actions management is taking to address the opportunities, challenges and risks. See Section III.A of SEC Release 33-8350. In this regard we note that the majority of your fee income comes from the automotive market.

Research Frontiers Reply:

We included the overview section suggested by the Staff in the discussion of fee income from the automotive market in the MD&A section of our Quarterly Report on Form 10-Q for the quarter ending March 31, 2013 (filed May 7, 2013) and will include similar disclosure in future filings to the extent applicable.

8. SEC Comment:

In your response letter, describe the material rights and obligations under the license agreement with your principal customer and explain the extent to which terms of that agreement, such as the minimum royalty provisions, had a material impact on your operations for the reported periods or will have a known material effect on future operations. Provide your analysis regarding whether a quantitative discussion of historic or known future impacts of this agreement are required by Item 303 of Regulation S-K.

Research Frontiers Reply:

Research Frontiers licenses its patents, patent applications and other intellectual property rights to a large number (over 40) of companies around the world. These license agreements are all non-exclusive and cover either a geographic (e.g. North America, Worldwide, Russia, etc.) or product area (e.g. automotive, architectural, aircraft, marine, electronics, etc.). We receive a royalty of between 5-15% of the net revenues from the sale of licensed products by our licensees and the specific royalty percentage for each licensee has been disclosed previously and is also included in the license agreement that is publicly filed as an exhibit to our periodic reports with the SEC. The SEC has consistently granted confidential treatment to us regarding the minimum annual royalty levels in all of our filed license agreements. The material terms of our license agreements are also disclosed in various sections of our filings, including the section of the 10-K entitled "Licensees of Research Frontiers". Minimum annual royalties for each licensee are not considered material to our operations or liquidity and capital resources, especially since most of our revenues now come from royalties on the sale of licensed products by our licensees.

9. SEC Comment:

You discuss the potential for SPD light-control technology applications in a variety of products and industries such as the automotive, architectural and aerospace industries. We further note that during 2012 four licensees accounted for 62%, 6%, 55% and 5%, respectively, of your recognized fee income. Also, during 2011, five licensees accounted for 32%, 15%, 12%, 11% and 6%, respectively. It appears you should disclose the percentages of fee income recognized from licensees in each such industry, for the financial statement periods presented, to provide appropriate information regarding the development of your business and the trends with respect to product sales by your licensees

Research Frontiers Reply:

We believe that the majority of our fee income comes from the activities of several licensees participating in the automotive market and we so disclose this in the first paragraph under Results of Operations in our Form 10-K. We operate as a single business segment engaged in the development and marketing of technology and devices to control the flow of light. It should be noted that certain of our licensees are licensed across multiple industries and are not required to report to us the breakdown by industry of sales of products produced using our technology. As a result, we do not have fee income tracked by industry.

Research Frontiers acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please contact us if we can be of any further assistance regarding this matter.

Sincerely,

Seth L. Van Voorhees
Chief Financial Officer